UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                 Commission File Number: 1-14164

    Hollinger International Publishing Inc. and Hollinger International Inc.
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             (Exact name of registrant as specified in its charter)

                   712 Fifth Avenue, New York, New York 10019
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     (Address,including zip code, and telephone number, including area code, of registrants principal executive offices)

                            9% Senior Notes due 2010
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            (Title of each class of securities covered by this Form)

  Class A Common Stock par value $.01 per share of Hollinger International Inc.
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  (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)   [X]            Rule 12h-3(b)(1)(i)     [_]
         Rule 12g-4(a)(1)(ii)  [_]            Rule 12h-3(b)(1)(ii)    [_]
         Rule 12g-4(a)(2)(i)   [_]            Rule 12h-3(b)(2)(i)     [_]
         Rule 12g-4(a)(2)(ii)  [_]            Rule 12h-3(b)(2)(ii)    [_]
                                                       Rule 15d-6     [X]

Approximate number of holders of record as of the certification or notice date:
     1    .
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         Pursuant to the requirements of the Securities Exchange Act of 1934,
(NAME OF REGISTRANT AS SPECIFIED IN CHARTER) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                      HOLLINGER INTERNATIONAL PUBLISHING INC.
                                                 (Registrant)
Date: March 31, 2005
                                      By:  /s/ James R. Van Horn
                                      Name:  James R. Van Horn
                                      Title:   VP, General Counsel and Secretary

                                      HOLLINGER INTERNATIONAL INC.
                                                 (Registrant)

                                      By:  /s/ James R. Van Horn
                                      Name:  James R. Van Horn
                                      Title:   VP, General Counsel and Secretary